1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 6963 019 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com
October 12, 2011
VIA EDGAR AND COURIER
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:Jorge Bonilla, Staff Accountant
Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (formerly, Terra Nova Royalty Corporation) (the “Company”) Form 20-F for the year ended December 31, 2010 — Filed March 31, 2011 File No.: 001-04192
We act as counsel for the Company and write in connection with the letter dated September 29, 2011 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the Company’s Form 20-F (the “20-F”) for the year ended December 31, 2010 filed with the Commission on March 31, 2011 (File No. 001-04192). On behalf of the Company, we provide the following response to your comments. For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your questions followed by the Company’s responses thereto.
Capitalized terms that are not defined herein shall have the meanings ascribed thereto in the 20-F.
Chairman’s Letter, page 1
1)
We note your presentation of “2011 Projected revenues with Mass.” Please tell us how you considered the guidance in Item 10(b) of Regulation S-K in presenting this information without additionally presenting a projection of income.

Item 10(b) of Regulation S-K provides the Commission’s guidelines for projections included in a filing, providing, in part, that “consideration must be given to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used.” Such guidelines do not require registrants to provide projections on any particular financial item. Instead, they caution management to give careful consideration to assure that the financial items being projected are “not susceptible of misleading inferences.”

SANGRA MOLLER LLP
October 12, 2011

The Company included the projected revenues range for 2011 for illustrative purposes solely in connection with its acquisition of Mass and generally does not provide such projections with its annual or quarterly financial disclosure. The Company included an explanatory note to such effect, which also provided that such range was based on:
“various assumptions made by management, including that the financial results of the businesses remain consistent with the preceding year and is based on current economic and operating conditions.”
In addition to the projected revenue, the Company also provided pro forma disclosure as if the business of Mass had been acquired and consolidated as of January 1, 2010 at page 2 of the 20-F and we refer to the same. This disclosure included, among other things, revenues and net income for the Company and Mass on a combined basis. The 2011 revenue projection was provided, together with the pro forma financial disclosure commencing at page 2 of the 20-F, in order to provide readers information regarding the “combined” Company.
Item 10(b) of Regulation S-K further provides, among other things, that “Revenues, net income (loss) and earnings (loss) per share usually are presented together in order to avoid any misleading inferences that may arise when the individual items reflect contradictory trends”. The Company advises that the revenue and net income items do not reflect contradictory trends.
The Company acknowledges the Commission’s guidelines under Item 10(b) of Regulation S-K, but believes that the projected 2011 revenue disclosure, together with the pro forma financial disclosure on the combined Company, including net income, is not selective in nature or reasonably susceptible of misleading inferences.
Note 3. Acquisition of Subsidiaries, page 81
2)
Please tell us how you accounted for the business combination with Mass Financial. In your response, please address the following, in addition to any other information necessary to provide a clear understanding of the transaction:

•
Please tell us who the accounting acquirer was, and show us the analysis that you performed to come to that determination. Please specifically address each of the factors outlined in paragraphs B13 through B18 of IFRS 3.

The Company was the accounting acquirer in the business combination with Mass. In coming to this conclusion, the Company considered the guidance provided by the International Accounting Standards Board in International Financial Reporting Standard (“IFRS”) 3 – Business Combinations. For your reference, the following is a summary of specific factors considered by the Company under each of paragraphs B13 to B18 of IFRS 3.

SANGRA MOLLER LLP
October 12, 2011

B13.
Paragraph B13 of IFRS 3 provides that the guidance in International Accounting Standard (“IAS”) 27 – Consolidated and Separate Financial Statements shall be used to identify the acquirer – the entity that obtains control of the acquire. Paragraphs 12 and 13 of IAS 27 provide that consolidated financial statements shall include all “controlled” entities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances it can be clearly demonstrated that such ownership does not constitute control. As the Company, through its subsidiary, acquired 100% of the voting power of Mass, the Company determined that it controlled Mass for the purposes of IAS 27.

The Company also performed additional analysis, summarized below, under paragraphs B13 to B 18 of IFRS 3 to confirm its determination that the Company was the “accounting acquirer” in the business combination with Mass.

B14.	Not applicable. The acquisition of Mass was not effected primarily by transferring cash or other assets or by incurring liabilities.

B15.
Paragraph B15 of IFRS 3 provides that in a business combination effected primarily by exchanging equity interests, the acquirer is usually the entity that issues its equity interests. We note that the Company was the only issuer of equity interests in the business combination with Mass. Accordingly, based on the foregoing, the Company would be the acquirer.

Paragraph B15 of IFRS 3 also provides that in some business combinations the issuing entity may be the acquirer. Such paragraph provides that the following factors should also be considered in identifying the acquirer in a business combination effected by exchanging security interests:

(a)
The relative voting rights in the combined entity after the business combination - The Company, through its subsidiary, acquired 100% of the voting rights of Mass pursuant to the combination transaction. Upon completion of the business combination in December 2010, the shareholders of the Company prior to the transaction continued to hold approximately 61% of the common shares of the Company, while the former shareholders of Mass held approximately 39% of the Company’s common shares. Accordingly, shareholders of the Company prior to the transaction continued to hold the majority of the voting rights of the Company after the business combination was completed.

(b)
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest – As stated above, shareholders of the Company prior to the transactions continued to hold approximately 61% of the Company’s common shares after completion thereof. The Company was not able to identify an owner or group of owners holding a large minority voting interest that would affect this factor. Accordingly, the Company determined that this factor was not applicable.

(c)
The composition of the governing body of the combined entity – Prior to completion of the transaction the Company’s board of directors was comprised of four members, one of whom also served as a director of Mass. Upon completion of the transaction, the board of directors of the Company remained the same. Nothing in the terms of the agreements underlying the combination transaction provided shareholders of Mass any rights to appoint directors other than through their voting rights as holders of common shares of the Company. As stated above, the shareholders of the Company prior to completion of the transaction continued to hold approximately 61% of the Company after completion thereof.

SANGRA MOLLER LLP
October 12, 2011

(d)	The Composition of the senior management of the combined entity – The board of directors and senior management of the Company remained unchanged upon completion of the business combination with Mass.

(e)
The terms of the exchange of equity interests – As at September 30, 2010, the Company had shareholders’ equity of $331 million, whereas Mass had an identifiable net asset value of $251 million at the acquisition date. This represents a ratio of 57% to 43% respectively. Accordingly, the Company represented a larger proportion of the net assets of the combined entity.

B17.	Not applicable.

B18.	Not applicable. In this case, the Company formed a new subsidiary to acquire the outstanding shares of Mass. However, based on the foregoing considerations, the Company remained the acquirer.
Therefore, based upon its overall analysis of all of the foregoing factors, the Company determined that it was the “accounting acquirer” under the business combination with Mass.
•
Please confirm that you and Mass Financial were not under common control at the time of the combination, and clarify whether any related parties were significant shareholders in Mass Financial. We note that your CEO occupied a similar position with Mass Financial.

The Company confirms that it was not under common control with Mass at the time of combination. The Company notes that, as previously disclosed in the Company’s management information circular dated September 29, 2010, a copy of which is included in the Company’s Form 6-K dated October 7, 2010 (the “Circular”), based on filings with the Securities and Exchange Commission and other publicly records, Peter Kellogg indirectly held, through various entities, called I.A.T. Reinsurance Syndicate Ltd., the J.C. Kellogg Foundation and the Peter R. Kellogg & Cynthia K. Kellogg Foundation, approximately 16.6% of the shares of the Company. However, in his public filing in relation to the Company on Schedule 13-D, Mr. Kellogg disclaims beneficial ownership of the vast majority of the Company’s common shares held.
Furthermore, Mr. Kellogg and the other entities included in his Schedule 13-D filings: (i) do not and have not had representation on the board of directors of the Company or its management; (ii) do not and have not had significant influence over the Company; (iii) do not participate and have not sought participation in financial or other operating decisions of the Company; (iv) did not participate in the initiation, negotiation or completion of the combination transaction with Mass; and (v) did not and do not have any other involvement with the Company. Accordingly, based upon the overall “factual matrix”, the Company does not consider Mr. Kellogg as a related party.

SANGRA MOLLER LLP
October 12, 2011

Mr. Kellogg did not receive any consideration under the combination with Mass other than as all other shareholders. The combination was completed by way of a “tender offer” made by the Company to all Mass shareholders pursuant to a Form F-4, which became effective on November 8, 2011 (the “F-4”). The tender offer was made to all shareholders of Mass at the same time, on an equal basis and on the same terms, all such shareholders were free to accept and reject the Company’s offer and no shareholder received additional consideration in connection therewith.
In respect of Mass, there was no generally available public information as to its shareholders. However, the Company believes, based solely on information received, that Mr. Kellogg indirectly, through other entities, held approximately 19.5% of the common shares of Mass and disclaims beneficial ownership of the vast majority of the Mass common shares held. Furthermore, Mr. Kellogg and the other entities: (i) did not have representation on the board of directors of Mass or its management; (ii) did not have significant influence over Mass; (iii) did not seek participation and did not participate in financial or other operating decisions of Mass; and (iv) did not have any other involvement with Mass.
Information regarding Mr. Kellogg’s ownership in the Company and Mass was disclosed by the Company at pages iii, 1, 31 and 78 of the F-4 and pages 10, 51 and 70 of the Circular.
While the Chief Executive Officer of the Company held a similar position with Mass, the companies did not share other officers and directors. Both the Company and Mass had boards of directors, the majority of the members of which were independent at the time of the transaction. The Company’s board of directors was comprised of four members, three of whom did not serve as officers or directors of Mass. Similarly, Mass’s board of directors was comprised of three members, two of whom did not serve as officers or directors of the Company. As disclosed at Page iii of the F-4, the Chief Executive Officer of the company abstained from voting on the transaction as a director of each company.
•
Please tell us how you determined the value of the transaction, and tell us how you determined this was an appropriate valuation, referring to any applicable accounting literature. Additionally, tell us how you calculated the aggregate cost of the consideration transferred ($209,527), and why this number is different than the fair value of shares issued ($200,139).

The Company followed the guidance provided under IFRS 3 to determine the value of the transaction. Paragraph 18 of IFRS 3 provides that “the acquirer shall measure the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values.”
We refer you to page 49 of the F-4 and page 16 of the Circular, copies of which are enclosed for your ease of reference, for detailed disclosure respecting how the offer ratio for the transaction was determined. As set forth in the F-4, for the purposes of the combination transaction, the Company and Mass determined that the offer ratio would be based the fully-diluted adjusted net book value per share of each company, with adjustments to fair value of certain resource property interests and certain significant post period matters that would better reflect the value of each company. The adjusted pro forma net book value per common share of the Company and Mass, as of June 30, 2010, was determined to be $8.91 and $9.00 per share. The Company determined that the pro forma net book value best represented the fair value of the transaction.
As the combination was to be completed as a share exchange, the exchange ratio was determined to be “one for one” based on the foregoing adjusted pro forma net book values. However, the “market price” at the time for the Company’s common shares did not reflect such adjusted net book value and the Company’s common shares traded below $8 per share between the date of the Circular and the completion of the acquisition. On the acquisition date, the fair value (which was the product of the market price of the Company’s common shares on the acquisition date multiplied by the numbers of common shares issued) was $200.1 million, which was lower than the fair value of $209.5 million representing the identifiable net assets acquired from Mass. This was a “bargain purchase” under IFRS 3.34-36, and was recognized as a gain in the Company’s statement of operations for the year ended December 31, 2010.

SANGRA MOLLER LLP
October 12, 2011

Please see our further responses below for a discussion regarding the methods the Company used to determine the fair values of each of the major assets acquired.
•	Please tell us how you calculated the loss you recognized related to the 4.6% equity interest you held in Mass Financial prior to the acquisition date.
Prior to the combination, the Company held approximately 4.6% of the outstanding common shares of Mass. The Company classified these shares as held at fair value through profit or loss. On the acquisition date, such shares were marked at their fair value again and the fair loss was recorded through the statement of operations. This complies with paragraph 42 of IFRS 3, which states that “in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss.”
•	Please tell us what methods you used for determining the fair values of each type of asset acquired, and what significant assumptions were made.
The majority of the assets acquired by the Company through the acquisition of Mass were in the financial instrument category. The Company followed IAS 39 – Financial Instruments: Recognition and Measurement in determining the fair value of such assets. Paragraph 48 of IAS 39 states that “in determining the fair value of a financial asset or a financial liability for the purpose of applying this Standard, IAS 32 or IFRS 7, an entity shall apply paragraphs AG69–AG82 of Appendix A”. The primary principle thereunder is that if there is an active market for a financial instrument asset, quoted price will be used. Otherwise, a valuation technique applies. The following is a discussion of the valuation of other major asset classes on the acquisition date:
Cash — The cash amounts were measured at their stated amounts as credit risk was minimal.

Securities — Marketable securities were measured at their quoted prices.

Receivables – The Company used the present values of the amounts to be received, determined at appropriate current interest rates, less allowances for uncollectibility and collection costs, if necessary. Discounting is not required for short-term receivables when the difference between the nominal and discounted amounts is not material.

Inventories — Raw materials were measured at their current replacement costs. Work-in-progress were measured at the estimated selling prices of finished goods less the sum of (1) costs to complete; (2) costs of disposal and (3) a reasonable profit allowance for the completing and selling effort based on profit for similar finished goods. Finished goods were measured at estimated selling prices less the sum of (1) costs of disposal and (2) a reasonable profit allowance for the completing and selling effort based on profit for similar finished goods.

SANGRA MOLLER LLP
October 12, 2011

Properties held for sales and investment properties – Pursuant to IAS 40, the fair value of properties held for and investment properties in accordance with guidance issued by the International Valuation Standard Committee.

Property, plant and equipment – The Company estimated the fair values of property, plant and equipment using a depreciated replacement cost approach.

Interest in resource properties – The fair value of interest in resource properties was estimated based on the discounted cash flows model. Please see the response to question 3 of the Comment Letter below for further information.

Deferred tax assets — The Company used the amount of the tax benefit arising from tax losses, assessed from the perspective of the combined entity to determine the fair value of deferred tax assets.
•
We note that you purchased the shares held by non-controlling interests in December 2010. Please tell us why fair value of ($5,313) has been allocated to non-controlling interests in the allocation on page 82. Additionally, please tell us what method you used for determining the value of the non-controlling interest.

In November 2010, approximately 93% of the shareholders of Mass accepted the Company’s offer. In December 2010, through a compulsory acquisition procedure, the Company acquired the remaining outstanding shares of Mass. While the Company acquired 100% of the equity of Mass, Mass had certain subsidiaries which were not wholly-owned by it. The non-controlling interest amount of $5.3 million represented such non-controlling interests in non-wholly-owned subsidiaries of Mass, primarily MFC China and Asia Ltd. and an oil and gas company.
The amount of $5.3 million was computed by reference to the non-controlling interests’ proportionate share of these non-wholly-owned subsidiaries’ identifiable net assets, as stipulated in paragraph 19 of IFRS 3, which states that: “For each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s assets in the event of liquidation at either: (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable assets.”
Note 36. Reconciliation of Prior Periods’ Consolidated Financial Statements, page 114
3)
Please tell us how you determined the fair value of the Wabush mine resource property, and tell us any significant assumptions you had to make in determining the fair value. Also, tell us how you were able to determine this fair value given the limited access to the Wabush operations and data as to the level of reserves at the mine, as disclosed on page 6. Explain how you considered the guidance in IAS 39.

The fair value of the Wabush mine royalty interest was determined for the purposes of the Company’s audited consolidated financial statements for the year ended December 31, 2010 using a discounted cash flow model. As set out in the Company’s management discussion and analysis for the nine months ended September 30, 2010, such valuation is based on current royalty rates and forecasted demand.

SANGRA MOLLER LLP
October 12, 2011

The Company notes that the guidance under IAS 39 is not applicable to its royalty interest as IAS 39 references financial instruments. The Company followed the guidance set out in IAS 16 – Property Plant and Equipment in valuing the Wabush royalty asset. However, principles set out in paragraphs AG74 and AG75 of the Application Guidance to IAS 39 can be applied to the Company’s royalty interest. Paragraph AG 74 provides that, where the market for a financial instrument is not active, valuation techniques, including the discounted cash flow analysis model may be utilized. Paragraph AG 75 states, in part, that the “objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm’s length exchange motivated by normal business considerations.” The Company believes that the discounted cash flow model would be the method used by third parties to value the royalty interest in an arm’s length exchange motivated by normal business considerations.
Paragraph 33 of IAS 16 provides that:

“If there is no market-based evidence of fair value because of the specialized nature of the item of property, plant and equipment and the item is rarely sold, except as part of a continuing business, an entity may need to estimate fair value using an income or a depreciated replacement cost approach”

The Wabush royalty interest is an unique asset. Market-based indicators of value for the asset do not exist. Accordingly, based on the guidance in IAS 16 and the principles set forth in paragraphs AG 74 and AG75 of the Application Guidance to IAS 39, the Company utilized the discounted cash flow model to determine the fair value of the Wabush mine resource property. The Company believes that this valuation technique is the best indicator of the value placed on the asset by third parties in an arm’s length transaction on the measurement date.
The key assumptions utilized by the Company in valuing the Wabush royalty are that iron ore prices will remain consistent and the third party operator of the mine will maintain current production levels.
We note that the Company has included a risk factor regarding: (a) the pricing of commodities, including iron ore, at page 5 of the 20-F; and (b) regarding its inability to control the operating decisions of the third party operator at page 6 of the 20-F.
The fair value of the royalty interest was determined by the Company based on reserves data for the Wabush mine publicly published by Cliffs Natural Resources Inc. (“Cliffs”), the third party owner and operator of the mine, in its Annual Reports on Form 10-K. Additionally, the Company also reviewed a reserves report published by the Government of Newfoundland and Labrador, Canada dated March 2006, which confirms the third party operator’s disclosure.
As a Canadian “reporting issuer”, pursuant to applicable Canadian securities laws, the Company is subject to Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Part 4 of which at the time prohibited the disclosure of reserves data without also filing a geological “technical report” that meets the prescribed standards and terms specified therein. As the Company does not have such “technical report” nor do the terms of its royalty with Cliffs provide it with a right to obtain such a technical report, the Company was prohibited from disclosing such reserves data.
Exhibit 12.1 and 12.2 — Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
4)
We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

SANGRA MOLLER LLP
October 12, 2011

On behalf of the Company, we confirm that the officer signing Exhibits 12.1 and 12.2 of the 20-F was making such certifications in a personal capacity. We confirm that the certifications for future filings will be revised to exclude the title of the certifying individual from the opening sentence.
We trust you will find the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned.
Yours truly,
SANGRA MOLLER LLP

Per:	/s/ Harjit Sangra Harjit Sangra (604) 692-3022

Per:	/s/ Andrew Bond Andrew Bond (604) 692-3059 Washington State Bar No. 39502 California State Bar No. 257763 District of Columbia Bar No. 994014

Per:	/s/ Rod Talaifar Rod Talaifar (604) 692-3023
HSS/RT/AB/cl

cc.	MFC Industrial Ltd. Attention: Michael J. Smith, Chairman

9